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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                            RALLY'S HAMBURGERS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                          Title of Class of Securities

                                   751203-10-0
                                 (CUSIP Number)


                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                              CKE Restaurants, Inc.
                           1200 North Harbor Boulevard
                            Anaheim, California 92801
                               Tel. (714) 774-5796

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 21, 1997
             (Date of Event Which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box //.

         Check the following box if a fee is being paid with the statement.
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                                 SCHEDULE 13D/A

CUSIP NO.: 374503 1 10 0

(1)      NAME OF REPORTING PERSON:
         CKE Restaurants, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         IRS No. 33-0602639

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [x]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:           4,528,015   (1) (2)

(8)      SHARED VOTING POWER:                 0

(9)      SOLE DISPOSITIVE POWER:      4,528,015   (1) (2)

(10)     SHARED DISPOSITIVE POWER:            0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  4,528,015 (1) (2)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:           [X]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22%  (3)

(14)     TYPE OF REPORTING PERSON:                   CO

-------------------------

(1) Mr. William P. Foley, II, is Chairman of the Board and Chief Executive Officer of CKE Restaurants, Inc. ("CKE"). A limited partner whose general partner is controlled by Mr. Foley owns 15.8% of the outstanding Common Stock of CKE, and Fidelity owns 2.2% of the outstanding Common Stock of CKE. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of CKE. Mr. Foley disclaims beneficial ownership of any of the shares of Common Stock held by CKE.

(2) Includes shares of Common Stock issuable upon exercise of 775,488 warrants. Does not include warrants to purchase 750,000 shares of Common Stock at an exercise price of $4.375 which vest on December 20, 1997. See
       Item 5 of this Amendment to Schedule 13D.

(3) Based upon 20,541,602 shares of Common Stock outstanding as of February 24,1997.


                                  Page 2 of 10
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ITEM 1.  SECURITY AND ISSUER.

         This Amendment Number 4 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 20, 1996, as heretofore amended (the "Schedule 13D/A") with respect to the Common Stock, par value $0.10 per share (the "Common Stock") of Rally's Hamburgers, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 4 of the Schedule 13D is hereby amended to add the following:

         On December 11,1996, 39,000 $3.00 options of the Company were transferred to CKE for $39,000 and then exercised by CKE, purchasing 39,000 shares of common stock on December 12, 1996.

         On March 21, 1997 pursuant to a Settlement and Limited Release Agreement between Giant Group Ltd., Fidelity National Financial, Inc., and CKE, the $4.00 options were forfeited by CKE to Giant Group, Ltd.

         Of the 4,528,015 shares of Common Stock to which this Statement relates
(a) 39,000 were acquired on December 12, 1996 by exercise of $3.00 options (b) 587,607 were acquired on November 27, 1996, by exercise of the Company's $3.00 options, (c) 2,350,432 were purchased by CKE on May 3, 1996, for an aggregate purchase price of $4,113,256.00, which purchase price was funded from general working capital funds, and (d) 775,488 shares of common stock and 775,488 warrants for the purchase of common stock were acquired by CKE on September 26, 1996 due to its exercise of rights under the Company's Rights Offering. This number does not include 750,000 warrants at $4.375 exercisable on or after December 20, 1997 through December 20, 1999, which are not beneficially held at this time. No brokerage commissions were paid in connection with these purchases.


ITEM 4.   PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to add a paragraph as follows:

         On March 21, 1997, pursuant to a Settlement and Limited Release Agreement between Giant Group Ltd., Fidelity National Financial, Inc. and CKE, 587,607 $4.00 options to purchase 587,607 shares of common stock of the Company from Giant Group Ltd. were forfeited by CKE to Giant Group Ltd.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

            Section (a) of Item 5 of the Schedule 13D is hereby amended as follows:

            (a) As of the close of business March 21, 1997, CKE is the beneficial owner of 4,528,015 shares of Common Stock including 3,713,527 shares which are owned directly by CKE, and 775,488 warrants to purchase common stock which constitute in the aggregate 22% of the outstanding shares of Common Stock (based on 20,541,602 shares of Common Stock outstanding as of February 24, 1997). CKE was granted 750,000 warrants to purchase Common Stock on December 20, 1996, exercisable on or after December 20, 1997 through December 20, 1999, which are not beneficially held at this time. CKE disclaims beneficial ownership of any of the shares of Common Stock owned by Fidelity.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         April 24, 1997                 CKE RESTAURANTS, INC.



                                        By: /s/ Andrew F. Puzder
                                            ------------------------------
                                            Andrew F. Puzder
                                            General Counsel



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                                  EXHIBIT INDEX


99.01     Settlement and Limited Release Agreement entered
          into by and between Giant Group, Ltd., Fidelity
          National Financial, Inc., and CKE Restaurants,
          Inc. on March 21, 1997.                                     Page   6




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